SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Clarifications about Recent News: Downstream Investments

Rio de Janeiro, August 06 2009 – PETRÓLEO BRASILEIRO S/A – PETROBRAS, in response to written notice received from Brazilian Security and Exchange Commission CVM/SEP/GEA-2/n.225/09 regarding the news published by the Brazilian Press on August 05 2009 which asserts, among other things, that Petrobras’ Downstream director Paulo Roberto Costa allegedly stated that the amount foreseen initially for the Abreu Lima refinery, of $4 billion, “will certainly increase, since the forecast was for three years and a lot has changed” and that “the investments of $8.5 billion for the Rio de Janeiro Petrochemical Complex (Comperj) are expected to be readjusted on account of the surge in equipment and service prices,” hereby clarifies:

While elaborating its Business Plan, Petrobras takes into account estimated project investment amounts based on some assumptions for oil prices, the exchange rate, and estimated good and service costs, among other variables.

The 2009-2013 Business Plan considers the total amount of $174 billion in investments for the period, $43.4 billion of which earmarked for the downstream area. Although the Company does not announce investment amounts per project, the values of the projects in question (Comperj and the Abreu Lima Refinery) were announced in advance on account of their relevance to the economy and local markets. The amount goals and expectations presented in the 2009-2013 Business Plan remain valid, although there is an ongoing revision process of the premises used to prepare the Business Plan.

A press release was issued to the market on March 26 2008 stating Petrobras had signed, with the Venezuelan national oil company PDVSA, an agreement that set the bases for the partnership to be constituted by the two companies in the Abreu Lima Refinery, in Pernambuco. Among other information, the release mentioned that the foreseen investments would be in the order of $4.05 billion. Insofar as the COMPERJ is concerned, the foreseen investments were announced at $8.5 billion.

As a company controlled by the Federal Government, Petrobras complies with Decree 2745/98 for acquiring goods and services. For this reason, the actual investment amounts will only be known after all bidding procedures have been completed.

Actually, investment amounts are estimated based on assumptions defined at the moment of its elaboration and such amounts may be changed both due to different economic conditions and to the greater detailing of the projects.

The Company clarifies that the statements mentioned by the press reflects a personal opinion regarding the future market conditions and it cannot be considered as an official Company information.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department | E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ | Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 07, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.